Correspondence

Peter Jaslow Tel: 215.864.8737 Fax: 215.864.8999 jaslowp@ballardspahr.com

December 16, 2022

By EDGAR

Division of Corporation Finance Office of Industrial Applications and Services United States Securities and Exchange Commission Washington, D.C. 20549 Attn: Sean Healy Dorrie Yale
Re:	OpGen, Inc. Registration Statement on Form S-1 Filed December 1, 2022 File No. 333-268648

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter dated December 15, 2022 to Oliver Schacht, the Chief Executive Officer of OpGen, Inc. (the “Company”), regarding the above-captioned Form S-1. For your convenience, the Staff’s comment has been reproduced, followed by the Company’s response to such comment. The Company has elected to provide this response letter prior to filing its amended and restated Form S-1 pending resolution of the response to the below comment.

General

1.	We refer to your disclosure in the Plan of Distribution section that you will enter into a securities purchase agreement with "institutional investors," but that other investors shall rely solely on the prospectus in connection with purchasing securities in this offering. Please explain to us why there is disparate treatment of different investors in the same offering.

RESPONSE: The Company will file an Amended and Restated Registration Statement on Form S-1 (The “Form S-1/A”) to revise the referenced disclosure in the Plan of Distribution section as follows:

“We may ~~will~~ enter into a securities purchase agreement ~~directly~~ with certain ~~the institutional~~ investors who elect to enter into such agreement to purchase our securities in the offering.~~, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering.~~”

In addition, the Company advises the Staff that it will not distinguish between institutional investors and other investors in the offering, and as such, all potential investors will be offered the same opportunity to enter into a securities purchase agreement for purchase of securities in the offering. Accordingly, the Company does not believe that different investors will receive disparate treatment in the offering.

We acknowledge the Company’s and its management’s responsibility for the accuracy and adequacy of the Company’s disclosures. Please contact me at (215) 864-8737 with any questions or comments you may have regarding this response. The Company’s management is available for discussion as needed to resolve these comments.

Very truly yours,

/s/ Peter Jaslow

Peter Jaslow

PJ/mbl